EXHIBIT 1

HYPERFEED TECHNOLOGIES PREFERRED STOCK CONVERTED INTO COMMON SHARES

CHICAGO—September 20, 2001— HyperFeed Technologies, Inc. (Nasdaq: HYPR) today announced that PICO Holdings, Inc. (Nasdaq: PICO) and its subsidiaries, Citation Insurance Company and Sequoia Insurance Company, have converted their Series A and Series B preferred stock to HyperFeed common stock.

Under the terms on which the Series A and Series B preferred stock was issued on December 18, 1998, PICO converted 19,075 shares of Series A preferred stock into 3,290,717 shares of HyperFeed common stock. PICO and its affiliates converted 28,791 shares of Series B preferred stock into 4,172,139 shares of HyperFeed common stock. The conversion price was $1.03, being the last reported sale price for HyperFeed common shares at the close of regular trading on Monday, September 10, 2001.  As a result of the conversion, the total outstanding common stock of HyperFeed is 23,756,185 shares and there are no preferred shares outstanding.

“PICO has been a valued Hyperfeed shareholder for a long time,” said Jim R. Porter, chairman and CEO of HyperFeed Technologies, Inc. “PICO continues to share with us their belief in our company’s ability and the technology platform that we have built.”

About HyperFeed Technologies, Inc.
Everything HyperFeed Technologies does revolves around fast, reliable and complete financial market data.

Beginning with its flagship datafeed, HyperFeed(R), the Company applies advanced technologies to the processing, delivery, distribution and display of financial market data. HyperFeed takes a systems integration approach and offers customized solutions based upon the unique needs of its clients. HyperFeed has its own suite of display applications for enterprises and consumers, in addition to being compatible with a wide range of third-party software applications and development platforms. HyperFeed’s front-end and back-end e-business solutions facilitate the offering of bundled real-time market data and display applications over the Internet by financial institutions, Internet portals and Web sites.